Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Announces Unaudited First Quarter 2020 Earnings

Macau, Thursday, May 14, 2020 – Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia and Europe, today reported its unaudited financial results for the first quarter of 2020.

Total operating revenues for the first quarter of 2020 were US$0.81 billion, representing a decrease of approximately 41% from US$1.38 billion for the comparable period in 2019. The decrease in total operating revenues was primarily attributable to softer performance in all gaming segments and non-gaming operations as a result of the temporary casino closure in Macau and enhanced quarantine and social distancing measures to mitigate the COVID-19 outbreak in the first quarter of 2020.

Operating loss for the first quarter of 2020 was US$149.9 million, compared with operating income of US$191.1 million in the first quarter of 2019.

Adjusted Property EBITDA(1) was US$75.3 million for the first quarter of 2020 compared to Adjusted Property EBITDA of US$413.5 million in the first quarter of 2019, representing a decrease of 82%.

Net loss attributable to Melco Resorts & Entertainment Limited for the first quarter of 2020 was US$364.0 million, or US$0.76 per ADS, compared with net income attributable to Melco Resorts & Entertainment Limited of US$120.1 million, or US$0.25 per ADS, in the first quarter of 2019. The net loss attributable to noncontrolling interests during the first quarter of 2020 was US$42.0 million and the net income attributable to noncontrolling interests during the first quarter of 2019 was US$1.9 million, all of which were related to Studio City, City of Dreams Manila and the Cyprus Operations.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “With COVID-19 posing unprecedented challenges to the tourism industry and integrated resort facilities around the world, I would like to express my sincere gratitude to the PRC and the Macau SAR governments for their proactive response to contain the spread of the virus. I would also like to thank the Macau Chief Executive for his decisive leadership, which is exactly what we need in these difficult times.

MELCO RESORTS & ENTERTAINMENT LIMITED

Incorporated in the Cayman Islands with limited liability

新濠博亞娛樂有限公司

於開曼群島註冊成立的有限公司

“Melco continues to manage its balance sheet in a prudent manner. As of March 31, 2020, we had cash and cash equivalents of over US$1.2 billion. With the entry into a new senior facilities agreement in April 2020, we have undrawn revolver capacity of approximately US$1.6 billion. In addition, we further bolstered our balance sheet with our sale of the shares we held in Crown Resorts Limited, resulting in gross sales proceeds of approximately US$355 million.

“To preserve liquidity in light of the COVID-19 pandemic and to continue investing in our business, the board has decided to suspend the Company’s quarterly dividend program. This is a prudent course of action given current conditions. Melco remains committed to returning capital to shareholders with a regular quarterly dividend and will evaluate the resumption of its quarterly dividend as the operating environment evolves.

“While we are focused on managing costs during this challenging demand environment, we remain fully committed to the long term development of our valued colleagues. As an employer of choice with a strong and deep heritage in Macau, we believe that our long-term success is dependent on the hard work and dedication of our colleagues, and the development of Macau into a world-leading tourism and entertainment destination. Our commitment to employee development and community support is evidenced by our market-leading training programs and our recent donations to the Red Cross Society of China Hubei Branch, the Macao Federation of Trade Unions, the Women’s General Association of Macau, the Cyprus Ministry of Health and to the affected families and healthcare professionals in the Philippines.

“In the recently published 2020 Forbes Travel Guide, Melco was awarded with a record-breaking 107 stars, with Morpheus honored as the world’s first and only establishment to attain Forbes Five-Stars across its entire hotel, spa and dining facilities in its inaugural Forbes review.

“Sustainability remains a high priority in Melco’s operations. In March 2020, Melco was named the 2019 Best First Time Performer by CDP, the global non-profit environmental organization. We received an A- score earlier this year from CDP, attaining one of the highest ratings among disclosing companies in the Greater China region. These acknowledgements are a credit to Melco’s efforts in environmental protection, as well as its dedication and commitment to mitigating climate risks.

“Melco remains committed to its global development program. Construction on the expansion of Studio City is progressing. Upon completion, it will offer approximately 900 additional luxury hotel rooms and suites, one of the world’s largest indoor/outdoor water parks, a Cineplex, fine-dining restaurants and state-of-the-art MICE space. In Europe, we are developing City of Dreams Mediterranean, which, upon completion, will be Europe’s largest integrated resort with 500 luxury hotel rooms, a 1,500-seat amphitheater and approximately 10,000m2 of MICE space.

“Lastly, Japan continues to be a core focus for us. We believe our focus on the Asian premium segment, a portfolio of high-quality assets, devotion to craftsmanship, dedication to world-class entertainment offerings, market-leading social safeguard systems, established track record of successful partnerships, culture of exceptional guest service, and commitment to employee development puts Melco in a strong position to help Yokohama realize the vision of developing a world-leading IR with a unique, Japanese touch.”

City of Dreams First Quarter Results

For the quarter ended March 31, 2020, total operating revenues at City of Dreams were US$467.6 million compared to US$713.3 million in the first quarter of 2019. City of Dreams generated Adjusted EBITDA of US$61.0 million in the first quarter of 2020 compared with Adjusted EBITDA of US$228.6 million in the first quarter of 2019. The year-over-year decrease in Adjusted EBITDA was primarily a result of a softer performance in the mass market table games and gaming machines segments, lower non-gaming revenue as well as a higher provision for doubtful debts.

Rolling chip volume was US$8.65 billion for the first quarter of 2020 versus US$10.25 billion in the first quarter of 2019. The rolling chip win rate was 4.11% in the first quarter of 2020 versus 3.42% in the first quarter of 2019. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$0.57 billion in the first quarter of 2020 compared with US$1.32 billion in the first quarter of 2019. The mass market table games hold percentage was 33.7% in the first quarter of 2020 compared to 31.5% in the first quarter of 2019.

Gaming machine handle for the first quarter of 2020 was US$509.6 million, compared with US$980.4 million in the first quarter of 2019. The gaming machine win rate was 3.9% in the first quarter of 2020 versus 4.0% in the first quarter of 2019.

Total non-gaming revenue at City of Dreams in the first quarter of 2020 was US$47.0 million, compared with US$96.2 million in the first quarter of 2019.

Altira Macau First Quarter Results

For the quarter ended March 31, 2020, total operating revenues at Altira Macau were US$52.9 million compared to US$133.0 million in the first quarter of 2019. Altira Macau generated negative Adjusted EBITDA of US$9.1 million in the first quarter of 2020 compared with Adjusted EBITDA of US$15.3 million in the first quarter of 2019. The year-over-year decrease in Adjusted EBITDA was primarily a result of softer performance in all gaming segments.

Rolling chip volume was US$1.38 billion in the first quarter of 2020 versus US$4.96 billion in the first quarter of 2019. The rolling chip win rate was 4.48% in the first quarter of 2020 versus 3.81% in the first quarter of 2019. The expected rolling chip win rate range is 2.85% - 3.15%.

In the mass market table games segment, drop was US$64.4 million in the first quarter of 2020 versus US$139.2 million in the first quarter of 2019. The mass market table games hold percentage was 30.4% in the first quarter of 2020 compared with 22.4% in the first quarter of 2019.

Gaming machine handle for the first quarter of 2020 was US$39.1 million, compared with US$60.7 million in the first quarter of 2019. The gaming machine win rate was 2.5% in the first quarter of 2020 versus 5.1% in the first quarter of 2019.

Total non-gaming revenue at Altira Macau in the first quarter of 2020 was US$3.0 million, compared with US$6.7 million in the first quarter of 2019.

Mocha Clubs First Quarter Results

Total operating revenues from Mocha Clubs were US$18.0 million in the first quarter of 2020 compared to US$31.1 million in the first quarter of 2019. Mocha Clubs generated US$0.1 million of Adjusted EBITDA in the first quarter of 2020 compared with US$6.0 million in the same period in 2019.

Gaming machine handle for the first quarter of 2020 was US$385.9 million, compared with US$664.3 million in the first quarter of 2019. The gaming machine win rate was 4.7% in both the first quarters of 2020 and 2019.

Studio City First Quarter Results

For the quarter ended March 31, 2020, total operating revenues at Studio City were US$136.6 million compared to US$330.4 million in the first quarter of 2019. Studio City generated negative Adjusted EBITDA of US$9.4 million in the first quarter of 2020 compared with Adjusted EBITDA of US$96.4 million in the first quarter of 2019. The year-over-year decrease in Adjusted EBITDA was primarily a result of softer performance in all gaming segments.

Studio City’s rolling chip volume was US$1.38 billion in the first quarter of 2020 versus US$2.66 billion in the first quarter of 2019. The rolling chip win rate was 3.31% in the first quarter of 2020 versus 3.34% in the first quarter of 2019. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$352.8 million in the first quarter of 2020 compared with US$851.4 million in the first quarter of 2019. The mass market table games hold percentage was 25.9% in the first quarter of 2020 compared to 28.4% in the first quarter of 2019.

Gaming machine handle for the first quarter of 2020 was US$311.1 million, compared with US$560.6 million in the first quarter of 2019. The gaming machine win rate was 3.2% in the first quarter of 2020 versus 3.3% in the first quarter of 2019.

Total non-gaming revenue at Studio City in the first quarter of 2020 was US$21.0 million, compared with US$50.9 million in the first quarter of 2019.

City of Dreams Manila First Quarter Results

For the quarter ended March 31, 2020, total operating revenues at City of Dreams Manila were US$110.3 million compared to US$142.4 million in the first quarter of 2019. City of Dreams Manila generated Adjusted EBITDA of US$29.6 million in the first quarter of 2020 compared to US$60.5 million in the comparable period of 2019. The year-over-year decrease in Adjusted EBITDA was primarily a result of softer performance in all gaming segments.

City of Dreams Manila’s rolling chip volume was US$1.16 billion in the first quarter of 2020 versus US$2.29 billion in the first quarter of 2019. The rolling chip win rate was 3.72% in the first quarter of 2020 versus 3.18% in the first quarter of 2019. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$156.9 million for the first quarter of 2020, compared with US$184.3 million in the first quarter of 2019. The mass market table games hold percentage was 33.5% in the first quarter of 2020 compared to 30.6% in the first quarter of 2019.

Gaming machine handle for the first quarter of 2020 was US$859.2 million, compared with US$907.5 million in the first quarter of 2019. The gaming machine win rate was 4.1% in the first quarter of 2020 versus 5.8% in the first quarter of 2019.

Total non-gaming revenue at City of Dreams Manila in the first quarter of 2020 was US$25.6 million, compared with US$28.6 million in the first quarter of 2019.

Cyprus Operations First Quarter Results

The Company is currently operating a temporary casino, the first casino in the Republic of Cyprus, and four satellite casinos. Upon the completion and opening of City of Dreams Mediterranean, the Company will continue to operate the four satellite casinos while operation of the temporary casino will cease.

For the quarter ended March 31, 2020, total operating revenues at Cyprus Casinos were US$18.8 million compared to US$21.3 million in the first quarter of 2019. Cyprus Casinos generated Adjusted EBITDA of US$3.2 million in the first quarter of 2020 compared with Adjusted EBITDA of US$6.7 million in the first quarter of 2019.

Mass market table games drop was US$24.9 million in the first quarter of 2020 versus US$38.2 million in the first quarter of 2019. The mass market table games hold percentage was 21.5% in the first quarter of 2020 compared to 20.4% in the first quarter of 2019.

Gaming machine handle for the first quarter of 2020 was US$270.1 million, compared with US$243.5 million in the first quarter of 2019. The gaming machine win rate was 5.0% in the first quarter of 2020 versus 5.5% in the first quarter of 2019.

Other Factors Affecting Earnings

Total net non-operating expenses for the first quarter of 2020 were US$261.0 million, which mainly included other net non-operating expenses of US$179.4 million primarily related to the fair value losses on investment securities and interest expenses, net of amounts capitalized of US$78.2 million.

Depreciation and amortization costs of US$162.3 million were recorded in the first quarter of 2020 of which US$14.3 million related to the amortization expense for our gaming subconcession and US$5.7 million related to the amortization expense for the land use rights.

The negative Adjusted EBITDA for Studio City for the three months ended March 31, 2020 referred to in this press release is US$8.7 million less than the negative Adjusted EBITDA of Studio City contained in the earnings release for Studio City International Holdings Limited (“SCIHL”) dated May 14, 2020 (the “Studio City earnings release”). The Adjusted EBITDA of Studio City contained in the Studio City earnings release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in this press release. Such intercompany charges include, among other items, fees and shared service charges billed between SCIHL and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in this press release does not reflect certain costs related to the table games operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of March 31, 2020 aggregated to US$1.22 billion, including US$54.9 million of restricted cash, which was primarily related to Studio City. Total debt, net of unamortized deferred financing costs at the end of the first quarter of 2020 was US$4.65 billion.

Capital expenditures for the first quarter of 2020 were US$96.8 million, which primarily related to various projects at City of Dreams and the Phase 2 construction at Studio City.

Year to date, the Company has repurchased approximately 3 million ADSs, worth approximately US$45 million, under the US$500 million share repurchase program the Company announced in November 2018 and the maximum dollar value that may yet be purchased under this share repurchase program is approximately US$299 million.

Dividend Suspension

To preserve liquidity in light of the COVID-19 pandemic and to continue investing in our business, the board has decided to suspend the Company’s quarterly dividend program.

Recent Developments

The COVID-19 outbreak continues to have a material effect on our operations, financial position and prospects during the second quarter of 2020.

Our Macau operations continue to be impacted by significant travel bans, restrictions and quarantine requirements imposed by the governments in Macau, Hong Kong and certain provinces in China on nearly all visitors traveling to and from Macau. Additionally, health-related precautionary measures remain in place at all of our properties, which could impact visitation and customer spending.

Our Philippines casino gaming operations were closed due to the enhanced community quarantine for the entire island of Luzon, including Metro Manila, which was initiated on March 16, 2020 and was extended to May 15, 2020. On May 12, 2020, the Philippines government announced the implementation of a modified enhanced community quarantine, which is scheduled to take effect from May 16, 2020 to May 31, 2020, during which our Philippines casino gaming operations will continue to remain closed.

Our Cyprus operations were closed with effect from March 16, 2020 as a result of measures imposed by the Cyprus government. While the government has announced a gradual relaxation of the measures designed to contain the spread of COVID-19, casino operations are currently not expected to resume until July 2020 at the earliest.

The COVID-19 outbreak has also impacted the construction of the Studio City Phase 2 project and the progress of construction works at the City of Dreams Mediterranean project. We currently expect additional time will be needed to complete the construction of both projects.

As the disruptions from the COVID-19 outbreak are ongoing, any recovery from such disruptions will depend on future developments, such as the duration of travel and visa restrictions and customer sentiment, including the length of time before customers will resume travelling and participating in entertainment and leisure activities at high-density venues, all of which are highly uncertain.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its first quarter 2020 financial results on Thursday, May 14, 2020 at 8:30 a.m. Eastern Time (8:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 844 760 0770
US Toll / International	1 347 549 4094
HK Toll	852 3018 8307
HK Toll Free	800 906 613
Japan Toll	81 3 4503 6004
Japan Toll Free	012 092 5482
UK Toll Free	080 0051 4241
Australia Toll	61 290 833 216
Australia Toll Free	1 800 754 642
Philippines Toll Free	1 800 1612 0312

Passcode	2969539

An audio webcast will also be available at http://www.melco-resorts.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll / International	1 646 254 3697
HK Toll	852 3051 2780
HK Toll Free	800 963 117
Japan Toll	81 3 4580 6717
Japan Toll Free	012 095 9034
Philippines Toll Free	1 800 1612 0166

Conference ID	2969539

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation and other non-operating income and expenses. “Adjusted Property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, Corporate and Other expenses and other non-operating income and expenses. Adjusted EBITDA and Adjusted Property EBITDA are presented exclusively as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA and Adjusted Property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents Adjusted EBITDA and Adjusted Property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported Adjusted EBITDA and Adjusted Property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, Adjusted EBITDA and Adjusted Property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income, Adjusted EBITDA and Adjusted Property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using Adjusted EBITDA and Adjusted Property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income, net income, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA or Adjusted Property EBITDA. Also, the Company’s calculation of Adjusted EBITDA and Adjusted Property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of Adjusted EBITDA and Adjusted Property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income” is net income before pre-opening costs, development costs, property charges and other, loss on extinguishment of debt and costs associated with debt modification, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income attributable to Melco Resorts & Entertainment Limited and adjusted net income attributable to Melco Resorts & Entertainment Limited per share (“EPS”) are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income attributable to Melco Resorts & Entertainment Limited and adjusted net income attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MLCO), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia and Europe. The Company currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. In Europe, the Company is currently developing City of Dreams Mediterranean (www.cityofdreamsmed.com.cy) in the Republic of Cyprus, which is expected to be the largest and premier integrated destination resort in Europe. The Company is currently operating a temporary casino, the first casino in the Republic of Cyprus, and four satellite casinos (“Cyprus Casinos”). Upon the opening of City of Dreams Mediterranean, the Company will continue to operate the four satellite casinos while operation of the temporary casino will cease. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,
	2020	2019
	(Unaudited)	(Unaudited)
		(As adjusted)(3)
Operating revenues:
Casino	$712,555	$1,197,904
Rooms	44,821	84,069
Food and beverage	28,943	56,199
Entertainment, retail and other	24,856	44,935

Total operating revenues	811,175	1,383,107

Operating costs and expenses:
Casino	(563,841)	(781,824)
Rooms	(17,941)	(22,493)
Food and beverage	(32,230)	(44,901)
Entertainment, retail and other	(20,324)	(21,814)
General and administrative	(131,297)	(131,470)
Payments to the Philippine Parties	(7,706)	(14,052)
Pre-opening costs	(395)	(3,510)
Development costs	(13,430)	(5,520)
Amortization of gaming subconcession	(14,323)	(14,186)
Amortization of land use rights	(5,709)	(5,655)
Depreciation and amortization	(142,233)	(139,178)
Property charges and other	(11,672)	(7,432)

Total operating costs and expenses	(961,101)	(1,192,035)

Operating (loss) income	(149,926)	191,072

Non-operating income (expenses):
Interest income	1,142	2,124
Interest expenses, net of amounts capitalized	(78,155)	(69,623)
Loan commitment fees	(1,244)	(283)
Foreign exchange losses, net	(3,311)	(14)
Other (expenses) income, net	(179,397)	6,727
Loss on extinguishment of debt	—	(3,721)
Costs associated with debt modification	—	(579)

Total non-operating expenses, net	(260,965)	(65,369)

(Loss) income before income tax	(410,891)	125,703
Income tax credit (expense)	4,840	(3,691)

Net (loss) income	(406,051)	122,012
Net loss (income) attributable to noncontrolling interests	42,003	(1,948)

Net (loss) income attributable to Melco Resorts & Entertainment Limited	$(364,048)	$120,064

Net (loss) income attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.254)	$0.084

Diluted	$(0.254)	$0.083

Net (loss) income attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$(0.761)	$0.251

Diluted	$(0.761)	$0.250

Weighted average shares outstanding used in net (loss) income attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,435,762,261	1,435,552,852

Diluted	1,435,762,261	1,441,811,414

(3)

In connection with the Company’s acquisition of a 75% interest in ICR Cyprus Holdings Limited (“ICR Cyprus”) from its parent company, Melco International Development Limited, on July 31, 2019, the prior period amounts presented in these unaudited condensed consolidated financial statements have been adjusted to include the financial results of the ICR Cyprus group in accordance with applicable accounting standards.

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	March 31,	December 31,
	2020	2019
	(Unaudited)	(Audited)
ASSETS

Current assets:
Cash and cash equivalents	$1,162,862	$1,394,982
Investment securities	363,480	49,369
Restricted cash	54,762	37,390
Accounts receivable, net	230,929	284,333
Amounts due from affiliated companies	408	442
Inventories	43,160	43,959
Prepaid expenses and other current assets	95,290	84,197

Total current assets	1,950,891	1,894,672

Property and equipment, net	5,692,842	5,723,909
Gaming subconcession, net	127,718	141,440
Intangible assets, net	31,140	31,628
Goodwill	96,049	95,620
Long-term prepayments, deposits and other assets	170,209	176,478
Investment securities	—	568,936
Restricted cash	131	130
Deferred tax assets	5,641	3,558
Operating lease right-of-use assets	103,070	111,043
Land use rights, net	738,609	741,008

Total assets	$8,916,300	$9,488,422

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$16,274	$21,882
Accrued expenses and other current liabilities	1,176,811	1,420,516
Income tax payable	6,410	8,516
Operating lease liabilities, current	30,138	33,152
Finance lease liabilities, current	40,446	39,725
Current portion of long-term debt, net	—	146
Amounts due to affiliated companies	1,415	1,523

Total current liabilities	1,271,494	1,525,460

Long-term debt, net	4,648,260	4,393,985
Other long-term liabilities	17,997	18,773
Deferred tax liabilities, net	52,433	56,677
Operating lease liabilities, non-current	81,789	88,259
Finance lease liabilities, non-current	259,074	262,040

Total liabilities	6,331,047	6,345,194

Shareholders’ equity:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,456,547,942 and 1,456,547,942 shares issued; 1,430,447,188 and 1,437,328,096 shares outstanding, respectively	14,565	14,565
Treasury shares, at cost; 26,100,754 and 19,219,846 shares, respectively	(123,470)	(90,585)
Additional paid-in capital	3,175,020	3,178,579
Accumulated other comprehensive losses	(61,508)	(18,803)
Accumulated losses	(1,087,952)	(644,788)

Total Melco Resorts & Entertainment Limited shareholders’ equity	1,916,655	2,438,968
Noncontrolling interests	668,598	704,260

Total shareholders’ equity	2,585,253	3,143,228

Total liabilities and shareholders’ equity	$8,916,300	$9,488,422

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net (Loss) Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net (Loss) Income Attributable to Melco Resorts & Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,
	2020	2019
	(Unaudited)	(Unaudited)
		(As adjusted)(3)
Net (loss) income attributable to Melco Resorts & Entertainment Limited	$(364,048)	$120,064
Pre-opening costs	395	3,510
Development costs	13,430	5,520
Property charges and other	11,672	7,432
Loss on extinguishment of debt	—	3,721
Costs associated with debt modification	—	579
Income tax impact on adjustments	(2,332)	(1,069)
Noncontrolling interests impact on adjustments	(2,227)	(3,145)

Adjusted net (loss) income attributable to Melco Resorts & Entertainment Limited	$(343,110)	$136,612

Adjusted net (loss) income attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.239)	$0.095

Diluted	$(0.239)	$0.095

Adjusted net (loss) income attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$(0.717)	$0.285

Diluted	$(0.717)	$0.284

Weighted average shares outstanding used in adjusted net (loss) income attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,435,762,261	1,435,552,852

Diluted	1,435,762,261	1,441,811,414

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating (Loss) Income to Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended March 31, 2020
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (loss) income	$(14,700)	$(1,691)	$(6,877)	$(57,110)	$4,288	$(42)	$(73,794)	$(149,926)

Payments to the Philippine Parties	—	—	—	—	7,706	—	—	7,706
Land rent to Belle Corporation	—	—	—	—	777	—	—	777
Pre-opening costs	37	—	—	28	—	330	—	395
Development costs	—	—	—	—	—	—	13,430	13,430
Depreciation and amortization	5,410	1,776	63,351	42,833	16,466	2,837	29,592	162,265
Share-based compensation	115	(31)	1,057	393	318	79	6,677	8,608
Property charges and other	72	26	3,421	4,442	—	—	3,711	11,672

Adjusted EBITDA	(9,066)	80	60,952	(9,414)	29,555	3,204	(20,384)	54,927
Corporate and Other expenses	—	—	—	—	—	—	20,384	20,384

Adjusted Property EBITDA	$(9,066)	$80	$60,952	$(9,414)	$29,555	$3,204	$—	$75,311

	Three Months Ended March 31, 2019
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
						(As adjusted)(3)	(As adjusted)(3)	(As adjusted)(3)
Operating income (loss)	$9,704	$3,916	$158,220	$48,479	$23,005	$3,103	$(55,355)	$191,072

Payments to the Philippine Parties	—	—	—	—	14,052	—	—	14,052
Land rent to Belle Corporation	—	—	—	—	756	—	—	756
Pre-opening costs	25	—	51	2,489	—	945	—	3,510
Development costs	—	—	—	—	—	—	5,520	5,520
Depreciation and amortization	5,424	2,002	65,702	45,159	19,127	2,676	18,929	159,019
Share-based compensation	100	43	646	184	282	25	5,143	6,423
Property charges and other	27	28	3,943	129	3,305	—	—	7,432

Adjusted EBITDA	15,280	5,989	228,562	96,440	60,527	6,749	(25,763)	387,784
Corporate and Other expenses	—	—	—	—	—	—	25,763	25,763

Adjusted Property EBITDA	$15,280	$5,989	$228,562	$96,440	$60,527	$6,749	$—	$413,547

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net (Loss) Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2020	2019
	(Unaudited)	(Unaudited)
		(As adjusted)(3)
Net (loss) income attributable to Melco Resorts & Entertainment Limited	$(364,048)	$120,064
Net (loss) income attributable to noncontrolling interests	(42,003)	1,948

Net (loss) income	(406,051)	122,012
Income tax (credit) expense	(4,840)	3,691
Interest and other non-operating expenses, net	260,965	65,369
Property charges and other	11,672	7,432
Share-based compensation	8,608	6,423
Depreciation and amortization	162,265	159,019
Development costs	13,430	5,520
Pre-opening costs	395	3,510
Land rent to Belle Corporation	777	756
Payments to the Philippine Parties	7,706	14,052

Adjusted EBITDA	54,927	387,784
Corporate and Other expenses	20,384	25,763

Adjusted Property EBITDA	$75,311	$413,547

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended
	March 31,
	2020	2019
Room Statistics(4):
Altira Macau
Average daily rate (5)	$181	$179
Occupancy per available room	58%	99%
Revenue per available room (6)	$105	$178

City of Dreams
Average daily rate (5)	$231	$206
Occupancy per available room	47%	97%
Revenue per available room (6)	$109	$200

Studio City
Average daily rate (5)	$137	$134
Occupancy per available room	43%	100%
Revenue per available room (6)	$58	$133

City of Dreams Manila
Average daily rate (5)	$200	$164
Occupancy per available room	93%	98%
Revenue per available room (6)	$185	$161

Other Information(7):
Altira Macau
Average number of table games	85	105
Average number of gaming machines	141	169
Table games win per unit per day (8)	$13,145	$23,308
Gaming machines win per unit per day (9)	$91	$204

City of Dreams
Average number of table games	427	518
Average number of gaming machines	562	820
Table games win per unit per day (8)	$16,650	$16,424
Gaming machines win per unit per day (9)	$458	$529

Studio City
Average number of table games	252	294
Average number of gaming machines	747	974
Table games win per unit per day (8)	$7,051	$12,507
Gaming machines win per unit per day (9)	$174	$211

City of Dreams Manila
Average number of table games	299	302
Average number of gaming machines	2,292	2,242
Table games win per unit per day (8)	$4,255	$4,752
Gaming machines win per unit per day (9)	$207	$261

Cyprus Operations
Average number of table games	37	38
Average number of gaming machines	452	348
Table games win per unit per day (8)	$1,929	$2,287
Gaming machines win per unit per day (9)	$398	$430

(4)	Room statistics exclude rooms that were temporarily closed or provided to staff members during the three months ended March 31, 2020 due to the COVID-19 outbreak
(5)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(6)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(7)

Table games and gaming machines that were not in operation during the three months ended March 31, 2020 due to government-mandated closures or social distancing measures in relation to the COVID-19 outbreak have been excluded

(8)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(9)

Gaming machines win per unit per day is shown before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis